Alphabet Inc. (GOOGL)
Shareholder Proposal Number 8:
Integrating Sustainability & Diversity Metrics
into Executive Compensation

Dear Alphabet shareholders,

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Proposal Number 8 on the 2018 proxy ballot of Alphabet Inc (“Alphabet” or “the Company”).

The resolved clause states:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics, including metrics regarding diversity among senior executives, into the performance measures of the CEO under the Company’s compensation incentive plans. For the purposes of this proposal, “sustainability” is defined as how environmental and social considerations, and related financial impacts, are integrated into long-term corporate strategy, and “diversity” refers to gender, racial, and ethnic diversity.

Summary:

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Proposal Number 8 requests that the Board Compensation Committee consider integrating sustainability performance metrics — including metrics regarding diversity and inclusion — among other factors evaluated in awarding executive pay.

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We strongly urge you to vote FOR Proposal Number 8 to help drive sustainability performance and improve senior executive accountability on race- and gender-based inclusion during a time of particular challenge in our Company’s development.

Rationale for voting “FOR” Proposal Number 8

Explicitly tying business leaders’ compensation to sustainability performance is an established tool for promoting executive focus and accountability to corporate sustainability goals. Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incentivize employees to meet goals and achieve resultant benefits, and boost accountability. Evidence is mounting that outperformance on sustainability issues is correlated to financial outperformance and lower cost of capital.2

1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy, and Zevin Asset Management, LLC (ZAM) will not accept proxies if sent. ZAM urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by ZAM.
2 A growing body of evidence showing clear correlations between ESG performance and financial performance.  Ernst & Young’s recent report on ESG reporting cited several studies that established significant and positive correlations between ESG or sustainability performance and financial performance, including a 2015 meta-study by Oxford University and Arabesque Asset Management that concluded that solid ESG practices were associated with better operational performance, and a study from Harvard and the London Business school that found that high-sustainability companies outperform peers in the long run on both stock price and accounting performance. (Ernst & Young, “Is your nonfinancial performance revealing the true value of your business to investors?” 2017, http://www.ey.com/gl/en/services/assurance/climate-change-and-sustainability-services/ey-

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Zevin Asset Management, LLC
 Shareholder Proposal Number 8 at Alphabet (2018)

Our Company has not explicitly linked sustainability goals, including metrics regarding diversity and inclusion, with senior executive incentives. This is despite the fact that Alphabet has taken certain steps to address environmental, social, and governance (ESG) issues. However, investors seek clarity on how Alphabet drives sustainability improvement and how that strategy is supported by C-Suite accountability. Intentionally and transparently integrating sustainability into executive compensation performance measures would enhance Alphabet’s approach.

Alphabet faces serious corporate sustainability challenges which merit an enhanced approach. In the Opposing Statement to Proposal Number 8, Alphabet states that it “has long supported corporate sustainability, including environmental, social and diversity considerations.”3 Alphabet points to its corporate social responsibility disclosures. However, the Proponents note that such reporting does not offer a satisfactory account of several challenges that drive significant long-term risks for our Company. For instance, Alphabet’s main subsidiary, Google, is the subject of multiple anti-competitive allegations and investigations, mainly from the European Commission (EC). In June 2017, Google received a record EUR 2.4 billion (USD 2.7 billion) fine from the EC over alleged anti-competitive practices for promoting its own comparison shopping search service over those of its competitors.

Beyond such issues, Alphabet faces especially urgent risks regarding diversity and inclusion. In the wider tech sector, underrepresented people of color hold just 9% of technical roles.4 Women hold 36% of entry-level tech jobs and just 19% of C-Suite positions.5

The inclusion crisis in tech creates challenges for talent acquisition and retention, product development, and customer service. These human capital risks are playing out at Alphabet:

•	“A Google engineer who bemoaned racial diversity has sparked anger in Silicon Valley,” Washington Post, August 2017.

•	“Women say they quit Google because of racial discrimination: ‘I was invisible,’” Guardian, August 2017.

•	“3 Female Former Employees Sue Google Over Alleged Gender Pay Discrimination,” NPR, September 2017.

•	“The Dirty War Over Diversity Inside Google,” WIRED, January 2018.

•	“Google executives stopped employees discussing diversity and hiring, claims former engineer,” The Verge, January 2018.

nonfinancial-performance-may-influence-investors). See also Establishing Long-Term Value and Performance, Deutsche Bank Group Climate Change Advisors, June 2012, p. 38. Upon reviewing more than 100 academic studies of sustainable investing, two literature reviews and four meta-studies, the authors “arrive at our conclusion that firms with strong ESG performance may now be enjoying both financial outperformance (particularly market-based) and a lower risk as measured by the cost of equity and/or debt (both loans and bonds) capital in the short run. This theoretical anomaly – achieving higher return at lower risk – results from market inefficiencies and presents a major investment opportunity. Investors (and companies) that exploit this inefficiency will benefit from an early mover advantage that can last decades before risk-return equilibrium is established.” (Emphasis in original). Available at https://bit.ly/2uHGnVW.
3 2018 Alphabet Proxy Statement at page 66, https://www.sec.gov/Archives/edgar/data/1652044/000130817918000222/lgoog2018-def14a.htm
4 “Decoding Diversity: The Financial and Economic Returns to Diversity in Tech,” Intel & Dalberg, 2016, https://www.intel.com/content/www/us/en/diversity/decoding-diversity-report.html
5 “Women in the Workplace,” McKinsey & Company, 2016, https://www.mckinsey.com/business-functions/organization/our-insights/women-in-the-workplace-2016

Zevin Asset Management, LLC
 Shareholder Proposal Number 8 at Alphabet (2018)

Alphabet has taken steps to address diversity and inclusion. Google’s diversity website says: “Google should be a place where people from different backgrounds and experiences come to do their best work–a place where every Googler feels they belong.” Our Company has sought to begin addressing the inclusion crisis, notably by improving disclosure and taking other steps regarding recruiting and providing resources for underrepresented workers.6

However, these steps have not been enough to make meaningful progress against the challenges admitted by Alphabet:

•	Our Company remains predominantly white and male, especially in technical and leadership roles.
•
Over the past four years, the Google division has only improved representation of women in its workforce by one percentage point (from 30% to 31%). In the same period, positions for all underrepresented people of color in the Google workforce have only increased from 9% to 10%.[7]

•	Among Google’s top 31 executives in 2016, there was only one underrepresented person of color and only four women.[8]

Clearly, Alphabet’s management approach to inclusion in its key Google subsidiary lacks serious momentum and directionality. As with any other major strategic challenge, investors should not be satisfied with one-percent progress in four years.

The above results also reflect deep challenges of racial and gender injustice which put investor value at risk. A successful approach to inclusion is essential, particularly in the technology sector, where companies like Alphabet rely on the ability to attract, promote, and retain the most talented individuals, wherever they are and whatever they look like. Our Company stands to realize significant opportunities if it can improve its approach to diversity and inclusion:

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McKinsey & Company research shows that companies in the top quartiles for gender and racial/ethnic diversity were more likely to have above average financial returns (“Diversity Matters,” McKinsey, 2015).

•	In a 2013 Catalyst report, diversity was positively associated with more customers, increased sales revenue, and greater relative profits.

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In the 2016 Intel/Dalberg cited above, it was estimated that the technology sector could generate $300–$370 billion in additional annual revenue if tech companies reflected the racial diversity of the talent pool.

Yet, as mentioned above, our Company has failed to move the needle on inclusion. Even more concerning in the near term, Alphabet and Google managers appear to be mismanaging a real-time crisis — with serious implications for workplace health and productivity. Alphabet faces internal pressure from employees stepping forward with stories of targeted harassment campaigns to mass doxxing of supporters of diversity and inclusion within Google. In January 2018, employees within Alphabet told Wired that (after the firing of James Damore due to the diversity opponent’s incendiary memo), Alphabet has failed to promote a safe environment for employees of diverse backgrounds and advocates of inclusion.

6 Google, Diversity Website, https://diversity.google/
7 “Our Workplace,” Google Diversity Website, https://diversity.google/commitments/.
8 Google, Equal Employment Opportunity Report, 2016, https://static.googleusercontent.com/media/www.google.com/en//diversity/pdf/google_2016_certified_eeo-1_reports.pdf.

Zevin Asset Management, LLC
 Shareholder Proposal Number 8 at Alphabet (2018)

Employees report that Alphabet has not responded adequately when diversity opponents have (1) abused colleagues over internal company communication channels, and (2) also allegedly invited third parties outside Alphabet to harass diversity advocates. Over 2,000 Google employees recently signed a petition asking Google to ensure employee safety through consistent enforcement of the code of conduct against harassment, and establish clear and transparent HR policies for how investigations will be conducted so employees can safely raise concerns.

The proponents of Proposal Number 8 understand that management is attempting to assert control over internal communication media, re-establish a safe and productive working environment, and counteract efforts by certain employees and third parties who seek to sabotage reasonable inclusion efforts and destroy value in our Company. Currently, however, there is a gap between these intentions/policies and the actual experiences of employees — which ultimately affects Alphabet products.

The portrait of Alphabet management that emerges from media reports and employee accounts does not give investors confidence that the above issues are being addressed adequately. Alphabet’s approach to diversity and inclusion is reportedly driven via scattered initiatives with a lack of central direction. According to a 2017 report on Alphabet’s inclusion strategy in Fortune:

…there is no overarching mandate from the C-suite, like linking compensation to diversity goals, that would indicate to outsiders that diversity is an urgent priority. Alphabet CEO and Google cofounder Larry Page didn’t issue a memo. Rather, it’s more of a crowdsourced effort inside Google, with a host of different Googlers leading in various ways.9

In this context, there is little reason to believe that Alphabet has a credible strategy to realize the most important opportunities associated with a strong inclusion approach — and avoid the most treacherous risks.

Proponents believe that Alphabet should consider several changes to promote inclusion, manage risks, and restore confidence throughout its workforce. These include, for instance: taking steps to ensure consistent enforcement of the code of conduct against harassment with related HR changes, improving transparency on such processes, improved advocacy from senior executives on the importance of diversity and inclusion, improved diversity among senior executives, and anti-racism and anti-oppression training.

To reinforce and promote all of the above, proponents believe that Alphabet should consider linking a portion of executive compensation to its own chosen diversity and inclusion metrics. This would demonstrate that senior executive management actually oversees the inclusion strategy in a way that is accountable, transparent, and oriented around success. Linking executive compensation to sustainability and diversity metrics would also improve Alphabet’s chances of addressing the challenges discussed above.

However, in spite of the above challenges, our Company, without proper explanation or justification, has dismissed Proposal Number 8. Investors should know that our board’s position on Proposal Number 8 contradicts an impressive body of research and peer practice.

9 Fortune, 2018, http://fortune.com/google-diversity/.

Zevin Asset Management, LLC
 Shareholder Proposal Number 8 at Alphabet (2018)

The practice of linking executive pay to ESG performance has been gaining momentum in recent years. According to Glass Lewis, 44 percent of companies from the S&P 100 and other leading global indices linked at least some executive compensation to at least one sustainability criterion, up from 29 percent in 2010.10 In a 2013 study of the TSX 60, 57 percent were found to include sustainability measures in their annual incentive plans.11 A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Alcoa, Unilever, PepsiCo, Walmart, and Danone. Alphabet’s own tech sector peers, such as Microsoft, Intel, and IBM, have set diversity goals and begun tying parts of executive pay to such goals.

According to the 2016 Glass Lewis report In-Depth: Linking Compensation to Sustainability, there is a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

A 2012 report prepared by the United Nations Program on Responsible Investment, whose members collectively own or manage $45 trillion in AUM, stated that “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.” It recommended the following:

•	Companies should adopt a clear process for identifying appropriate ESG metrics that relate to sustainable shareholder returns and company strategy.

•	Companies should link appropriate ESG metrics to reward systems in such a way that they form a meaningful component of the overall remuneration framework.

•	Companies should endeavor to disclose the rationale, method, and challenges presented by the incorporation of ESG metrics into executive pay clearly and concisely.[12]

The increasing incorporation of sustainability metrics into executive pay evaluative criteria stems from the growing recognition that sustainability strategies can drive growth and enhance profitability and shareholder value.

According to the largest study of CEOs on sustainability to date (“CEO Study on Sustainability 2013,” UN Global Compact and Accenture):

•	76 percent believe embedding sustainability into the core business will drive revenue growth and new opportunities.

•	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.[13]

10 “ESG Almost An Afterthought,” by Amanda White, Top1000funds.com at http://bit.ly/1yne5tC and “An insider’s view: why more companies should tie bonuses to sustainability,” by Hugh Welsh, The Guardian, August 11, 2014 at http://bit.ly/1kwMr8G.
11 Sustainable Pay: How TSX 60 Companies Compensate Executives for Sustainability Performance, Strandberg Consulting at http://bit.ly/1IOTIqo.
12 Integrating ESG Issues Into Executive Pay , UN PRI, June 2012 at https://www.unpri.org/governance-issues/integrating-esg-issues-into-executive-pay-a-2012-report/606.article.
13 The UN Global Compact Accenture CEO Study 2013, September 2013 at https://www.unglobalcompact.org/docs/news_events/8.1/UNGC_Accenture_CEO_Study_2013.pdf.

Zevin Asset Management, LLC
 Shareholder Proposal Number 8 at Alphabet (2018)

Proponents rebut the Board’s response to Proposal Number 8. The Board argues that Alphabet has “long supported corporate sustainability, including environmental, social, and diversity considerations” and maintains that our Company is “committed to incorporating these values in our business and have promoted them in our practices.”14 But the Board does not go much further than this pronouncement, employee experiences show otherwise, and there is certainly not enough to demonstrate that Alphabet has the appropriate level of senior executive accountability to implement and oversee the commitments that it touts.

The fact remains that — amid minimal progress on inclusion and a roiling crisis currently threatening the work environment at Alphabet — our Company has not explicitly linked its material sustainability metrics with the important lever of senior executive compensation. Alphabet has not acknowledged the clear investor value, market advantage, and simple good sense of establishing those links. In this sense, the Proponents believe that Alphabet is missing key opportunities to drive sustainability performance, promote long-term investor value, and seize leadership in the marketplace.

Therefore, shareholders are urged to vote FOR Proposal Number 8 following the instructions provided on the Company’s proxy mailing.

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For questions regarding Alphabet Proposal Number 8 regarding Integrating Sustainability Metrics into Executive Compensation, please contact Pat Miguel Tomaino, Zevin Asset Management, 617.742.6666, pat@zevin.com.

14 2018 Alphabet Proxy Statement at page 66.